Exhibit (d)(13)(i)

AMENDED SCHEDULE A

to the

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

ING EQUITY TRUST

OPERATING EXPENSE LIMITS

Name of Fund*	Maximum Operating Expense Limit (as a percentage of average net assets)
	Class A	Class B	Class C	Class I	Class O	Class Q	Class W1
ING Real Estate Fund[1] Initial Term Expires October 1, 2009	1.45%	2.20%	2.20%	1.00%	1.45%	1.45%	1.20%

_HE___

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*	This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.

[1]	Class W Shares of ING Real Estate Fund effective December 17, 2007. The initial term for Class W shares of ING Real Estate Fund expires October 1, 2009.